UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934




                                FreeMarkets, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    356602102
                  --------------------------------------------
                                 (CUSIP Number)





                                December 15, 1999
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

-----------------------
  CUSIP No. 356602102
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of Above Person

           Nevada Bond Investment Corp. II

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Nevada

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               2,078,983
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               2,078,983

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           2,078,983

------------------------------------------------------------------------------
 10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                    [_]
------------------------------------------------------------------------------
 11.   Percent of Class Represented by Amount in Row (9)

          6.1%

------------------------------------------------------------------------------
 12.   Type of Reporting Person

           CO

------------------------------------------------------------------------------

-----------------------
  CUSIP No. 356602102
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of Above Person

           United Technologies Corporation

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               2,078,983
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               2,078,983

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           2,078,983

------------------------------------------------------------------------------
 10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                    [_]
------------------------------------------------------------------------------
 11.   Percent of Class Represented by Amount in Row (9)

           6.1%

------------------------------------------------------------------------------
 12.   Type of Reporting Person

           CO

------------------------------------------------------------------------------

Item 1(a).         Name of Issuer:
                   FreeMarkets, Inc.

Item 1(b).         Address of Issuer's Principal Executive Offices:
                   One Oliver Plaza, 22nd Floor
                   210 Sixth Avenue
                   Pittsburgh, PA  15222

Item 2(a).         Name of Persons Filing:
                   Nevada Bond Investment Corp. II and
                   United Technologies Corporation

Item 2(b).         Address of Principal Business Office or, if None, Residence:
                   One Financial Plaza
                   Hartford, CT 06101

Item 2(c).         Citizenship:
                   Nevada Bond Investment Corp. II: Nevada
                   United Technologies Corporation: Delaware

Item 2(d).         Title of Class of Securities:
                   Common Stock, $0.01 par value

Item 2(e).         CUSIP Number:
                   356602102

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a :

          (a).[_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

          (b).[_]  Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

          (c).[_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d).[_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e).[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

          (f).[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          (g).[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

          (h).[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

          (i).[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

          (j).[_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [X].

Item 4.            Ownership.

          (a).     Amount beneficially owned:
                   See the responses to Item 9 on the attached cover pages.

          (b).     Percent of Class:
                   See the responses to Item 11 on the attached cover pages.

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

                   (ii). Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

                   (iii). Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

                   (iv). Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Item 5.            Ownership of Five Percent or Less of a Class.
                   Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.
                   Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                   See Exhibit 99.2

Item 8.            Identification and Classification of Members of the Group.
                   Not Applicable

Item 9.            Notice of Dissolution of Group.
                   Not Applicable

Item 10.           Certification.
                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 21, 2000



NEVADA BOND INVESTMENT CORP. II              UNITED TECHNOLOGIES CORPORATION


By:/s/ William H. Trachsel                   By:/s/ William H. Trachsel
---------------------------------            ---------------------------------
Name: William H. Trachsel                    Name: William H. Trachsel
Title: President                             Title: Senior Vice President,
                                                    General Counsel and
                                                    Secretary

                                INDEX TO EXHIBITS



Exhibit No.         Exhibit
-----------         -------

  99.1 Joint Filing Agreement, dated January 20, 2000 between Nevada Bond Investment Corp. II and United Technologies Corporation

  99.2              Item 7 Information